Exhibit 99.1

FOR IMMEDIATE RELEASE

Clinical Study of TT-223 in Combination with a GLP-1 Analogue Does Not

Meet Study Efficacy Endpoints

TORONTO, ON, September 17, 2010 – Transition Therapeutics Inc. (“Transition” or the “Company”) (NASDAQ:TTHI, TSX:TTH) announced today that a clinical study of gastrin analogue TT-223 in combination with a Lilly proprietary GLP-1 analogue in patients with type 2 diabetes did not meet its efficacy endpoints. Given these findings, there will be no further development of TT-223.

“Development of a disease modifying therapy for type 2 diabetes is a high risk endeavour, but one that is needed by the millions of people living with this disease. While TT-223 has shown efficacy through development, these results indicate that it does not have the product profile for a diabetes therapy. We wish to acknowledge, our development partner, Lilly, and the many clinicians that have shown a deep commitment in working together with us on the development of TT-223.” said Dr. Tony Cruz, Chairman and Chief Executive Officer of Transition.

The study was a randomized, double-blind, placebo-controlled study in approximately 150 patients to evaluate the safety, tolerability and efficacy of daily TT-223 treatments in combination with weekly administrations of GLP-1 analogue, for a combination treatment period of 4 weeks with a 5-month follow-up.

The next generation diabetes compounds that Transition has in-licensed from Lilly, as announced on March 3, 2010, act through a distinctly different mechanism of action from gastrin based therapies. The companies continue to work diligently on this program and the licensing arrangement is unaffected by the TT-223 clinical study results.

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition’s lead product is ELND005 (AZD-103) for the treatment of Alzheimer’s disease and Transition also has an emerging pipeline of innovative preclinical and clinical drug candidates. The other drugs in the pipeline that the Company is developing are for anti-inflammatory and metabolic indications. Transition’s shares are listed on the NASDAQ under the symbol “TTHI” and the Toronto Stock Exchange under the symbol “TTH”. For additional information about the Company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials. These statements are based upon the current expectations and beliefs of Transition’s management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition’s control and the risk factors and other cautionary statements discussed in Transition’s quarterly and annual filings with the Canadian commissions.

For further information on Transition, visit www.transitiontherapeutics.com or contact:

Dr. Tony Cruz Chief Executive Officer Transition Therapeutics Inc. Phone: 416-260-7770, x.223 tcruz@transitiontherapeutics.com	Elie Farah President & Chief Financial Officer Transition Therapeutics Inc. Phone: 416-260-7770, x.203 efarah@transitiontherapeutics.com